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SEC FILE NUMBER
8 - 44783

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lyster Watson Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Seventh Avenue, 40th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Danneels 212-841-6810
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Danneels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lyster Watson Securities, Inc., as of December 31 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial & Operating Officer
Title

Notary Public

DEBORAH ANN WYGAND
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01WY6077601
Qualified in Nassau County
Commission Expires October 1, 20 14

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. (Bound Separately)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lyster Watson Securities, Inc.

Report on Financial Statements
(With Supplementary Information)

December 31, 2012

COHNREZNICK

ACCOUNTING • TAX • ADVISORY

Lyster Watson Securities, Inc.

Report on Financial Statements
(With Supplementary Information)

December 31, 2012

Lyster Watson Securities, Inc.

Index

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

cohnreznick.com

Independent Auditor's Report

To the Board of Directors
Lyster Watson Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Lyster Watson Securities, Inc. as of December 31, 2012, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lyster Watson Securities, Inc. as of December 31, 2012, and its results of operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CohnReznick LLP

Roseland, New Jersey
March 13, 2013

Lyster Watson Securities, Inc.

Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	547,423
Referral fees receivable		442,571
Prepaid expenses		7,241
Total	$	997,235

Liabilities and Stockholders' Equity

Liabilities:		
Referral fees payable	$	34,160
Accrued expenses		46,877
Due to affiliate		15,257
Deferred tax liability, net		32,858
Total liabilities		129,152
Commitments		
Stockholders' equity:		
Common stock, par value $.01 per share; 10,000 shares authorized; 200 shares issued and outstanding		2
Additional paid-in capital		991,287
Accumulated deficit		(123,206)
Total stockholders' equity		868,083
Total	$	997,235

See Notes to Financial Statements.

Lyster Watson Securities, Inc.

Statement of Operations
Year Ended December 31, 2012

Revenues:	
Referral fees	$ 2,275,894
Dividend and interest income	712
Total	2,276,606
Expenses:	
Employee compensation and benefits	1,698,618
Referral fees	58,618
Communications and data processing	58,754
Occupancy and related rent expenses	459,868
Professional fees	109,857
Regulatory fees	17,609
General and administrative	220,484
Total	2,623,808
Loss before provision for income taxes	(347,202)
Provision for income taxes	6,089
Net loss	$ (353,291)

See Notes to Financial Statements.

Lyster Watson Securities, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2012

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance, beginning of year	200	$ 2	$ 991,287	$ 230,085	$ 1,221,374
Net loss				(353,291)	(353,291)
Balance, end of year	200	$ 2	$ 991,287	$ (123,206)	$ 868,083

See Notes to Financial Statements.

Lyster Watson Securities, Inc.

Statement of Cash Flows
Year Ended Demember 31, 2012

Operating activities:	
Net loss	$ (353,291)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred income taxes	(3,562)
Changes in operating assets and liabilities:	
Referral fees receivable	(11,141)
Prepaid expenses	(75)
Accrued expenses	40,527
Referral fees payable	9,776
Due to affiliate	12,816
Net cash used in operating activities and net decrease in cash and cash equivalents	(304,950)
Cash and cash equivalents, beginning of year	852,373
Cash and cash equivalents, end of year	$ 547,423
Supplemental disclosure of cash flow data:	
Income taxes paid	$ 13,158

See Notes to Financial Statements.

Note 1 - Organization and summary of significant accounting policies:

Organization:

Lyster Watson Securities, Inc. (the "Company") was incorporated in Delaware on January 22, 1992. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company operates under the exemptive provisions of SEC Rule 15c3-3k(2)(i).

The Company derives its revenues primarily from referral fees from hedge fund managers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Referral fees:

The Company derives referral fee revenues from the introduction of accredited investors or qualified purchasers to hedge fund managers unaffiliated with the Company or any of its affiliates. The Company has agreements with various hedge fund managers to receive a portion of the hedge fund manager's management and/or performance fees based on assets the Company has placed with the hedge fund manager. These fees are recorded on the accrual basis when earned. On a periodic basis, the Company evaluates its referral fees receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past write-offs and collections and current credit conditions.

The Company incurs fees to other individuals or entities which assisted in placing assets with the hedge fund manager.

Cash equivalents:

Investments in money market funds are classified as cash equivalents.

Concentration risks:

Cash:

The Company places its cash with high credit quality financial institutions. At times, such amounts exceed the current insured amount under the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2012, the Company's cash balances exceeded the balance insured by the FDIC by $308,135.

Major customers:

During 2012, the Company earned 84% of its revenue from three hedge fund managers.

Income taxes:

The Company, with the consent of its stockholders, has elected to be treated as an "S" Corporation under certain sections of the Internal Revenue Code and Section 660 Article 22 of New York State Tax Law. Under these sections, corporate income, in general, is taxable to the stockholders in proportion to their respective interests. The City of New York does not recognize "S" Corporations for income tax reporting purposes.

The Company accounts for city income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company has no unrecognized tax benefits at December 31, 2012. The Company's U.S. Federal, state and city income tax returns prior to fiscal year 2009 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2012.

Subsequent events:

The Company has evaluated subsequent events through the date the financial statements were issued.

Note 2 - Related party transactions:

The Company is party to an Administrative Service Agreement with Lyster Watson Management, Inc. (the "Affiliate") for which certain expenses are allocated between the Company and the Affiliate. Such expenses include compensation and benefits, professional fees, occupancy and related rent expenses (net of sublease income) and general and administrative expenses reflected in such captions on the accompanying statement of operations. The amount due to the Affiliate of $15,257 at December 31, 2012 results from these allocations. The total amount charged by the Affiliate to the Company under this agreement was $2,464,231 for the year ended December 31, 2012.

Effective January 1, 2013, the Company entered into an agreement with the Affiliate to be allocated 75% of the occupancy and rent expenses. Future amounts to be allocated to the Company by the Affiliate under the agreement in years subsequent to December 31, 2012 are expected to be approximately $1,204,000, $1 019,000 and $500,000 for 2013, 2014 and 2015, respectively.

The agreement with the Affiliate also entitles the Company to receive 75% of all future sublease arrangement income. These amounts under noncancelable operating leases are expected to be approximately $625,000, $638,000 and $345,000 for 2013, 2014 and 2015, respectively.

Note 3 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $479,126 which was $472,706 in excess of its required net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement. The Company's net capital ratio was 0.20 to 1.

Note 4 - Income taxes:

The provision credit for income taxes is comprised as follows:

Current	$ 9,651
Deferred	(3,562)
Total	$ 6,089

Net deferred tax liability is comprised as follows:

Deferred tax liability	$(40,030)
Deferred tax assets	59,082
Valuation allowance	(51,910)
Net deferred tax assets	7,172
Deferred tax liability, net	$(32,858)

Deferred tax assets are primarily attributable to New York City net operating loss carryforwards and contribution carryforwards. The deferred tax liability is attributable to the difference between accrual basis income (loss) and the cash basis income (loss) used for tax purposes. The current provision consists primarily of an adjustment for a prior year underaccrual of New York City taxes which was not a significant amount.

Note 5 - Shareholder agreement:

In 2007, the Company amended and restated its existing shareholder agreement. The agreement provides that upon termination of employment, service or death of a shareholder or other events, as defined, such shareholder (or the shareholder's estate) shall have the right to sell its shares to the remaining shareholders. The selling price of the shares is based upon a formula based upon assets under management.

Lyster Watson Securities, Inc.

Schedule I - Computation of Net Capital Under
Rule 15c3-1 of The Securities and Exchange Commision
December 31, 2012

Total stockholders' equity	$ 868,083
Add allowable credits:	
Deferred tax liability, net	32,858
Total allowable credits	32,858
Deduct nonallowable assets:	
Referral fees receivable	408,411
Prepaid expenses	7,241
Total nonallowable assets	415,652
Net capital before haircuts on securities positions	485,289
Haircuts on securities positions - money market instruments	(6,163)
Net capital	$ 479,126
Total liabilities	$ 129,152
Less deferred tax liability, net	32,858
Aggregate indebtedness	$ 96,294
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 6,420
Excess of net capital over minimum net capital	$ 472,706
Net capital less greater of 10% of aggregate indebtedness or 120% of $5,000 minimum net capital required	$ 469,497
Ratio of aggregate indebtedness to net capital	0.20

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA filing submitted on March 12, 2013.

Schedule II - Determination of Revenue Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company claims exemption under the exemption provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for the exemption paragraph (k)(2)(i). The Company does not maintain customer accounts or handle customer funds.

Independent Auditor's Report on Internal Control

To the Board of Directors
Lyster Watson Securities, Inc.

In planning and performing our audit of the financial statements of Lyster Watson Securites, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Roseland, New Jersey
March 13, 2013

COHNREZNICK

ACCOUNTING • TAX • ADVISORY

cohnreznick.com

Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Lyster Watson Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Lyster Watson Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the amended Form SIPC-7 with respective cash disbursement records entries per the detailed general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in the amended Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in the amended Form SIPC-7 with supporting schedules and working papers noting no differences, and observed the following:

   We observed, based upon the supporting schedules, that the amount reported on line 2c(8) on page 2 of the amended Form SIPC 7 represents rental income for the year ended December 31, 2012. Such rental income is included with the revenues reported on line 2a.

4. Proved the arithmetical accuracy of the calculations reflected in the amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no adjustments; and

5. Compared the amount shown on line 2C ("less prior overpayment applied") on page 1 of the amended Form SIPC-7 with the prior year Form SIPC-7 and observed there were no overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Roseland, New Jersey
March 13, 2013

Amended

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31 , 2012
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

LYSTER WATSON SECURITIES INC
888 SEVENTH AVENUE, 40TH FLOOR
NY, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
ELIZABETH ATTANASIO 212-751-4422

2. A. General Assessment (item 2e from page 2) $ 5,673
   B. Less payment made with SIPC-6 filed (exclude interest) (3,036)
   JULY 2012
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 2,637
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,637
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 758 (1,879 paid with original SIPC 7 form)
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LYSTER WATSON SECURITIES INC
(Name of Corporation, Partnership or other organization)

Elizabeth Attanasio
(Authorized Signature)

FINANCIAL OPERATIONS PRINCIPAL
(Title)

Dated the 13 day of MARCH , 20 13 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Amended

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2012 and ending DEC 31, 2012
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,591,085
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	7,446
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rental Income	314,480
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	321,926
2d. SIPC Net Operating Revenues	$ 2,269,159
2e. General Assessment @ .0025	$ 5,673

(to page 1, line 2.A.)